May 26, 2017

VIA EDGAR

Mr. Marc Thomas

Mr. Gus Rodriguez

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4720

Re:	United Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File Number 002-86947

Gentlemen:

This letter is provided on behalf of United Bankshares, Inc. (“United” or the “Company”) in response to your letter of May 15, 2017 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2016. In accordance with your request, we have responded to each of the comments included in your letter.

Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. The items are set forth in the order in which they appear in the staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2016 Compared to 2015

Loans, page 44

1.	Due to the increase in acquired loans from recent acquisitions please revise in future filings to disclose detailed information on the amount of loans acquired and outstanding by loan type for each period presented.

United Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Response:

In future filings of United’s Form 10-K, we will include the following additional tabular disclosure:

December 31, 20xx
(In thousands)	Commercial, financial and agricultural		Residential real estate		Construction & land development		Consumer		Total
Originated	$	x,xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	x,xxx,xxx
Acquired		xxx,xxx		xxx,xxx		xxx,xxx		xxx,xxx		x,xxx,xxx

Total gross loans	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx

December 31, 20xx
(In thousands)	Commercial, financial and agricultural		Residential real estate		Construction & land development		Consumer		Total
Originated	$	x,xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	x,xxx,xxx
Acquired		xxx,xxx		xxx,xxx		xxx,xxx		xxx,xxx		x,xxx,xxx

Total gross loans	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx

Provision for Loan Losses, page 50

2.	Due to the significant increase in acquired loans please revise in future filings to disclose the remaining credit marks outstanding for each period presented.

Response:

We interpret the term “credit mark” to be synonymous with the accounting concept of “non-accretable difference.” Therefore, in future filings of United’s Form 10-K, we propose to provide the following additional disclosure:

Acquired impaired loans are accounted for under ASC Subtopic 310-30. The contractual principal balance of the acquired impaired loans was $xxx,xxx,xxx and $xxx,xxx,xxx at December 31, 20xx and 20xx, respectively. For acquired impaired loans accounted for under ASC 310-30, the difference between the contractually required payments due and the cash flows expected to be collected, considering the impact of prepayments, is referred to as the non-accretable difference. The non-accretable difference is not recognized in income. The remaining non-accretable difference was $xx,xxx,xxx and $xx,xxx,xxx at December 31, 20xx and 20xx, respectively.

United Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Provision for Loan Losses, page 50

3.	Please tell us and revise, in future filings, the tabular disclosures for nonperforming assets on page 51 to disclose information which enables the reader to more clearly understand the impact of acquired loans on the level of nonaccrual loans, loans contractually past due 90 days and accruing and restructured loans for each period presented.

Response:

The table below reflects the information requested by the staff and will be included in future filings of United’s Form 10-K.

	December 31,
(In thousands)	2016	2015	2014	2013	2012
Nonaccrual Loans
Originated	$77,111	$83,146	$64,312	$58,121	$66,711
Acquired	6,414	8,043	10,739	3,807	4,848
Loans which are contractually past due 90 days or more as to interest or principal, and are still accruing interest
Originated	7,763	11,462	10,868	10,015	13,819
Acquired	823	166	807	1,029	4,249
Restructured loans
Originated	21,115	23,890	22,234	8,157	3,175
Acquired	37	0	0	0	0

Total nonperforming loans	$113,263	$126,707	$108,960	$81,129	$92,802
Other real estate owned	31,510	32,228	38,778	38,182	49,484

TOTAL NONPERFORMING ASSETS	$144,773	$158,935	$147,738	$119,311	$142,286

Provision for Loan Losses, page 50

4.	We note the disclosure of the non-GAAP measure “Allowance for Loan Losses/Non-acquired Loans, net of unearned income.” In determining this ratio, you have eliminated “acquired loans.” Please tell us whether the amounts disclosed are representative of all of the remaining “acquired loans” at each respective reporting period or are they representative of the “acquired loans” which have a remaining credit mark.

United Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Response:

In determining the ratio “Allowance for Loan Losses/Non-acquired Loans, net of unearned income,” we have eliminated all remaining acquired loans at each respective reporting period. In future filings, we will clarify that the ratio eliminates all remaining acquired loans.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (304) 424-8716.

Sincerely,

/s/ W. Mark Tatterson

W. Mark Tatterson

Chief Financial Officer

514 Market Street, Parkersburg, WV 26102